Exhibit 107

Calculation of Filing Fee Tables

Form S-4

AKERNA CORP.

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered		Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price		Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Equity	Common stock, par value $0.001 per share (1)	457(f)	368,735,083	(1)	—	$12,291.17	(2)	0.0001102	$1.35
	Total Offering Amounts						$12,291.17			$1.35
	Total Fees Previously Paid									$0.73
	Total Fee Offsets									—
	Net Fee Due									$0.62

(1)	Relates to common stock, $0.0001 par value per share, of Akerna Corp., a Delaware corporation (“Akerna”), issuable to holders of common stock, $0.0001 par value per share, and warrants of Gryphon Digital Mining Inc., a Delaware corporation (“Gryphon”), in the proposed merger of Akerna Merger Co. a Delaware corporation and a wholly-owned subsidiary of Akerna, with and into Gryphon (the “Merger”). The amount of Akerna common stock to be registered is based on the estimated number of shares of Akerna common stock that are expected to be issued (or reserved for issuance) pursuant to the Merger, assuming 28,852,041 shares of common stock of Akerna outstanding on a fully diluted basis and using the merger consideration calculation from the Merger Agreement resulting in current Akerna equityholders holding 7.5% of the issued and outstanding shares of common stock of Akerna following the Merger on a fully diluted basis, such calculation being 28,852,041 divided by 0.075 minus 28,852,041.

(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) of the Securities Act of 1933, as amended, based upon an amount equal to one-third of the par value of the Gryphon securities expected to be exchanged in the Merger. Gryphon is a private company, no market exists for its securities and Gryphon has an accumulated capital deficit.